

August 24, 2010

Barney A. Richmond
Chairman and Chief Executive Officer
Vanguard Energy Group, Inc.
601 Seafarer Circle Suite 402
Jupiter, FL 33477

> **Re:** **Vanguard Energy Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 12, 2010**
> **File No. 000-51422**

Dear Mr. Richmond:

We issued comments to you on the above captioned filing(s) August 13, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 8, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 8, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services